As filed with the Securities and Exchange
            Commission on December 16, 1998
                               Registration No. 333-65611

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549
                        ________________________
                             AMENDMENT NO. 3
                                   TO
                                FORM S-2
                    REGISTRATION STATEMENT UNDER THE
                         SECURITIES ACT OF 1933
                        ________________________
                        IMAGE ENTERTAINMENT, INC.
         (Exact name of Registrant as specified in its
charter)
          California                            84-0685613
(State or other jurisdiction of              (I.R.S. Employer
       incorporation or                   Identification
Number)
        organization)
                             9333 Oso Avenue
                      Chatsworth, California  91311
                             (818) 407-9100
   (Address, including zip code, and telephone number,
including
                                 area code,
              of Registrant's principal executive offices)
                        ________________________

                               Cheryl Lee
        Chief Administrative Officer, General Counsel &
Secretary
                        Image Entertainment, Inc.
                             9333 Oso Avenue
                      Chatsworth, California  91311
                             (818) 407-9100
     (Name, address, including zip code, and telephone number,
                              including area
                       code, of agent for service)
                               Copies to:
     Richard A. Boehmer, Esq.               Aaron A. Grunfeld, Esq.
      O'Melveny & Myers LLP           Resch Polster Alpert & Berger LLP
        400 S. Hope Street               10390 Santa Monica Boulevard
  Los Angeles, California  90071             Los Angeles, California
         (213) 430-6000                          (310) 277-8300
                        ________________________

    Approximate date of commencement of proposed sale to the
public:    As soon as practicable after this Registration Statement
becomes effective.


  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [ ]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]


                        ________________________

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

       SUBJECT TO COMPLETION, DATED DECEMBER 16, 1998

PROSPECTUS


                 [Image Entertainment Logo]



                      2,400,000 SHARES
                  IMAGE ENTERTAINMENT, INC.
                        COMMON STOCK



     Image Entertainment, Inc. is offering for sale up to 2,400,000 shares of common stock. We will reserve up to 1,000,000 shares to sell directly to Image Investors Co., our largest shareholder, or its affiliates. If Image Investors Co. or its affiliates desire to purchase shares, we will make the sale to them on the same terms and conditions available to the public, except that we will pay a lower commission for the sale. Otherwise, we will make those shares available to the public.

     Our common stock is traded on the Nasdaq National
Market System under the symbol "DISK."

       These securities involve a high degree of risk.
           See "Risk Factors" beginning on page 4.

     Neither the Securities and Exchange Commission nor any
state securities commission has approved or disapproved of
these securities or passed upon the accuracy or adequacy of
this prospectus.   Any representation to the contrary is a
criminal offense.



     There is no minimum number of shares required to be
                   sold in this offering.

==============================================================
                     Price to     Underwriter's    Proceeds to
                      Public       Commission           Us
--------------------------------------------------------------
Per Share............$            $                $
--------------------------------------------------------------
Total ...............$           $                 $
==============================================================

The table above assumes that we sell all 2,400,000 shares and does not include estimated expenses of $____ payable by us (including the underwriter's non-accountable expense allowance of 2.0% of the gross proceeds from this offering).


     We have retained MDB Capital Group LLC to act as the exclusive underwriter in connection with the arrangement of this offering. The underwriter is not obligated to itself purchase any shares being offered or required to sell a specific number or dollar amount of shares. The underwriter will use its best efforts to sell all of the shares being offered to a limited number of institutional and other accredited investors. This offering will continue until we agree with the underwriter that it shall terminate. There will not be any escrow, trust or similar account for the funds to be received from the sale of these shares.

                    MDB CAPITAL GROUP LLC
                    ______________, 1998

                       TABLE OF CONTENTS





Prospectus Summary            1   Legal Matters
21
Risk Factors                  4   Experts
22
About Image Entertainment    12   Available Information
22
Recent Developments          13   Incorporation of Certain
Use of Proceeds              17   Information
Price Range of Common Stock  17    by Reference; Deliveries
22
Selected Historical Financial     Forward Looking Statements
23
 Information                 17   Company's 10-K for fiscal
year
Certain Transactions         19     ended March 31, 1998, as
amended  App. A
Description of Capital Stock 19   Company's 10-Q for fiscal
Plan of Distribution         21     quarter ended September
30,
                                    1998, as amended
App. B
                                  Company's Proxy Statement
dated
                                    July 29, 1998
App. C


                      PROSPECTUS SUMMARY

        This section is only a summary of the information contained in this prospectus. You should read this summary along with the more detailed information and the financial statements and the notes thereto appearing in other sections of this prospectus. In addition to historical information, this prospectus contains certain forward-looking statements which we believe are within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the beliefs of our management and information currently available to the Company's management, but involve risks and uncertainties. Our actual results or experience could differ significantly from those discussed in the forward-looking statements.

                   About Image Entertainment

        Image Entertainment distributes feature films, music videos, documentaries and other entertainment video programming on laserdisc, DVD and videocassette. We have distributed titles on laserdisc since 1983 and are the largest licensee and distributor of laserdiscs in North America. DVD is a new, smaller optical disc format which became available to consumers in March 1997, at which time we began distributing titles on DVD. Our primary business is the distribution of laserdisc and DVD titles, but we occasionally distribute videocassette titles. The titles we distribute are produced by major motion picture studios and other program suppliers. We manufacture and replicate some of these titles under license agreements or other arrangements which generally grant us exclusive distribution rights for the United States and Canada. We also distribute titles that we purchase in finished form and we generally do not have exclusive distribution rights to these titles. In all, we distribute thousands of titles on laserdisc, over 1,000 titles on DVD and a limited number of titles on videocassette.

        Our principal executive offices are located at  9333
Oso Avenue, Chatsworth, California 91311 and our telephone number is (818) 407-9100.

                     The Pending Acquisition

        On August 20, 1998, we agreed to acquire certain assets and liabilities of the DVD and LD retail sales business from the seller, Ken Crane's Magnavox City, Inc. These include the "kencranes.com" site on the World Wide Web, a mail-order catalog business and a lease of an approximately 8,000 square foot retail store located in Westminster, California.
The closing of the acquisition depends on the success of this offering and on obtaining our lenders' consent. Upon the closing of the acquisition, we will make cash payments totaling $5,000,000 to the seller, Ken Crane, Jr., Pamela
Crane and Casey Crane, collectively, and will issue
$2,000,000 worth, or 258,370 shares (valued at the time of signing the asset purchase agreement) of our common stock to the seller. Ken Crane, Jr., who has over 13 years of experience in the optical disc retail sales business, will join us and will manage the newly acquired business.

                         The Offering

      -    We are offering 2,400,000 shares of common stock.

      - If we sell all 2,400,000 shares, we will have 15,951,038 shares of common stock outstanding after the offering. This is based on the number of shares outstanding at November 6,1998 and excludes certain outstanding options, warrants and other rights to acquire our common stock.

      - Use of Proceeds. If we sell enough shares to generate sufficient proceeds to consummate the acquisition of the DVD and LD retail sales business of Ken Crane's Magnavox City, Inc., we will use the proceeds to pay all amounts due upon the closing of such acquisition and for general corporate and working capital purposes.

      - Alternative Use of Proceeds. If we do not sell enough shares and are unable to find alternative financing to generate sufficient proceeds to consummate the acquisition, we will use the proceeds to seek additional DVD distribution rights, to potentially develop our own web site for retail sales of DVDs and LDs and for general corporate and working capital purposes.

                        Summary Financial Information

         We have derived the following summary historical consolidated financial data from our fiscal year-end audited financial statements for the fiscal years ended March 31, 1994 through 1998 and our unaudited financial statements for the six months ended
September 30, 1997 and 1998. Operating data for the six months ended September 30, 1998 is not necessarily indicative of results for the entire year. You should read this summary information along with the Selected Historical Financial Information included later in this prospectus and the financial information described above. You should also consider the information in the Management's Discussion and Analysis of Financial Condition and Results of
Operations section in the Annual Report on Form 10-K for the fiscal year ended March 31, 1998 and in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998.

==============================================================
=========================================================
Statement of Operations Data
(in thousands, except per
share data)                           Six months ended
                                         September 30,
Fiscal year ended March 31,
                                    ---------------------    -
---------------------------------------------------------
                                       1998       1997
1998        1997        1996        1995       1994
                                    ---------  ----------    -
--------   ---------   ---------   ---------   -------
Net sales                             $30,974    $33,314
$75,516    $85,650     $95,086     $85,591     $65,578
Income (loss) before                     (483)      (375)
(9,581)       972       7,599       7,530       3,739
extraordinary item
Extraordinary item, net of taxes          -          -
-         (127)        -        (1,219)       (378)
Net income (loss)                        (483)      (375)
(9,581)       845       7,599       6,311       3,361

Net income (loss) per share
  Basic                                  (.04)      (.03)
(.71)       .06         .56         .48         .27
  Diluted                                (.04)      (.03)
(.71)       .06         .51         .40         .23

Balance Sheet Data
(in thousands)                        As of September 30,
As of March 31,
                                    ---------------------    -
---------------------------------------------------------
                                       1998       1997
1998        1997        1996        1995       1994
                                    ----------  ---------    -
--------   ---------   ---------   ---------   ---------


Total assets                          $37,465    $42,553
$33,781    $46,448     $39,406     $33,491     $42,526
Total liabilities                      29,093     24,518
25,116     28,397      18,880      16,818      31,412
Net shareholders' equity                8,372     18,035
8,665     18,051      20,526      16,673      11,114

               In the above statement of operations data, the loss before extraordinary item for the fiscal year ended March 31, 1998 includes:

          - Non-cash charge of $8,133,000 to reduce the carrying value of our LD inventory to its net realizable value,

          - Non-cash charge of $4,246,000 to provide for estimated losses on LD license and exclusive distribution agreements, and

          - Non-recurring charge of $825,000 related to the closure of our subsidiary, U.S. Laser Video
               Distributors, Inc., of which $202,000 is composed primarily of fees and expenses associated with facility lease termination and employee severance payments and $623,000 (a non-cash charge) is composed of the write-off of unamortized facilityleasehold improvements and goodwill.

               In the above statement of operations data, the loss before extraordinary item for the fiscal year ended March 31, 1997 includes:

          - Non-cash charge of $1,964,000 to reduce the carrying value of our LD inventory to its estimated net realizable value,

          - Non-cash charge of $1,946,000 to provide for estimated doubtful accounts receivable, and

          - A non-recurring charge composed primarily of legal and accounting fees associated with the termination of acquisition negotiations.

               In addition, in the above statement of
operations data, the extraordinary item is composed of costs associated with early retirement of debt, net of related taxes of $56,000 for 1997, $34,000 for 1995 and $10,000 for 1994.

                        RISK FACTORS

     The shares of common stock being offered involve a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before you buy shares of our common stock:

Risks Associated with Image Entertainment and this Offering

     No Obligation to Sell Minimum Number of Shares; Potential Inability to Complete the Acquisition. MDB Capital Group LLC has agreed to use its best efforts to sell up to a maximum of 2,400,000 shares on our behalf, but has not committed to purchase or sell any minimum number of shares. The underwriter is not required to sell any specific number or dollar amount of shares. We cannot assure you that the underwriter will be able to sell a sufficient number of shares on our behalf to allow us to complete the acquisition of the DVD and LD retail sales business of Ken Crane's Magnavox City, Inc. If the underwriter does not sell a sufficient number of shares to allow us to complete the acquisition, we will be unable to complete the acquisition unless we can raise additional funds to finance the acquisition. We cannot assure you that we will be able to raise additional funds other than those generated by this offering.

     If We Do Not Complete the Acquisition, We Will use the Proceeds from the Offering to Seek Additional DVD Rights and to Potentially Develop a Web Site to Sell LD's and DVD's.
If we do not sell enough shares or otherwise raise sufficient funds to complete the acquisition, we will use the net proceeds from this offering to seek additional exclusive DVD distribution rights and to potentially develop our own web site for the retail sale of LDs and DVDs directly to the public. We believe that it would take at least six months to develop this web site, and at least one to two years to market this web site, in order to achieve the level of customer awareness that the "kencranes.com" site on the World Wide Web currently enjoys. The development of such a web site would require an investment of approximately $1.6 to $2.0 million for set-up and operational costs through the first year of operation.
These costs would include, among other things, the acquisition of suitable computer systems, the acquisition or development of appropriate software, marketing costs, personnel costs and other overhead and related costs. We cannot assure you that we will be able to establish a web site that would enjoy the same goodwill that the kencranes.com web site currently enjoys or that would otherwise successfully compete with existing or future competitors in the LD and DVD retail sales business. See "-Risks Associated with the kencranes.com Web Site and Retail Sales over the Internet" below for a discussion of additional risks involved with developing and maintaining a web site for retail sales of LDs and DVDs. See "-Dependence on Certain Program Suppliers and Vendors" and "-Potential Inability to Continue to Secure DVD Rights and Distribution" below for a discussion of additional risks associated with our program suppliers and distribution rights.

     Potential Inability to Obtain Lenders' Consents Required to Complete the Acquisition. We cannot close the acquisition unless our lenders consent to the acquisition. We believe that our lenders will only consent to the acquisition if we raise sufficient funds to provide us with additional working capital to fund continued operations after the acquisition is completed. However, our lenders have not communicated to us the actual amount of additional working capital that they would require us to have for their consent, and have not given us any assurance that they will consent to the acquisition. Therefore, we cannot assure you that these lenders will, in fact, consent to the acquisition regardless of the amount of funds that we raise.

     We Must Close the Acquisition on or before January 15, 1999. We expect to complete this offering, obtain our lenders' consent to the acquisition (assuming we raise sufficient funds in this offering), and complete the acquisition prior to January 15, 1999. However, if the closing of the acquisition has not occurred before January 15, 1999, each of the parties has the right to terminate the transaction.

     Limited Liquidity and Capital Resources. Because of certain developments during the second half of fiscal 1997 and the first quarter of fiscal 1998, we became concerned that our then-current sources of working capital may have been insufficient to fund working capital requirements in fiscal 1998.

     These developments included the following:

     - the February 1997 suspension of $2.7 million in accounts receivable due from Musicland (our then-largest customer),

     -     the July 1997 Chapter 11 bankruptcy filing by
           Alliance Entertainment Corp. (our then-second largest customer),

     - the then-unsuccessful efforts to sell the front 8.8 acres of our Nevada land,

     -     the ongoing adverse impact of DVD on LD sales, and

     - the increased cash requirements to exclusively license DVD programming.

     In September 1997, we raised additional capital by obtaining a $5 million convertible loan from Image Investors Co., our largest shareholder, which we believe successfully alleviated our short-term liquidity constraints. We believe that the proceeds we will receive from this offering, together with our existing resources and anticipated cash flows from operations, will be sufficient to satisfy our working capital requirements for at least 12 months following this offering. However, we cannot assure you that such proceeds, resources and anticipated cash flows will be sufficient or that we will not require additional financing within that time period. If we do not have working capital sufficient to satisfy our requirements, we may seek to raise additional funds through public or private financing or other arrangements. Any additional equity financing may be dilutive to shareholders. We cannot assure you that we would be able to raise capital on terms to our satisfaction. If we are unable to raise capital when needed, our business, financial condition and results of operations could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" in our Annual Report on Form 10-K for the fiscal year ended March 31, 1998 for additional information about our liquidity and capital resources.

     Potential Difficulties Relating to the New Business and Employees. We expect to incur considerable expenses in the near future in connection with the integration of the business we have agreed to acquire in the acquisition and cannot assure you that we will be able to successfully integrate the systems, employees and other resources of the acquired business. We will face significant risks and challenges when we attempt to integrate the operations of the acquired business with ours. In addition to dealing with the challenges of integrating computer systems, we will need to integrate approximately 50 employees, including five managerial employees, into our work-force. We will also need to combine infrastructure and services to efficiently support the newly combined businesses.

     Dependence on Certain Program Suppliers and Vendors.
We receive a significant amount of our revenues from the distribution of those LDs and DVDs for which we have exclusive agreements with program suppliers. For the fiscal year ended March 31, 1998, approximately 75.3% of our net sales were from titles covered by exclusive arrangements.
We cannot assure you that we will be able to renew these exclusive rights as the existing agreements with each program supplier expire. In addition, we cannot assure you that our current program suppliers will continue to license titles to us on the current terms or that we will be able to establish new program supplier relationships to ensure acquisition of titles in a timely and efficient manner or on an exclusive basis. If we cannot maintain relationships with our program suppliers, on an exclusive basis or otherwise, we could suffer a material adverse effect on our business, prospects, financial condition and results of operations.

     Potential Inability to Continue to Secure LD Rights and Distribution. We cannot assure you that we will be able to continue to secure LD license and distribution rights on terms acceptable to us. We compete directly with Pioneer and other independent licensees for LD distribution rights. Pioneer licenses and distributes LDs and has exclusive LD output license agreements with Paramount and Universal. We also compete with LD sub-distributors and Columbia/TriStar, which sells its own programming directly to retailers and to other distributors in addition to its sales to us. We expect to continue to be able to purchase

LD titles on a wholesale basis from Columbia/TriStar but we cannot assure you that we will continue to be able to do so if Columbia/TriStar elects to sell direct, increase the number of entities distributing its programming or limit our access to programming.

     Potential Inability to Continue to Secure DVD Rights and Distribution. We cannot assure you that we will be able to continue to secure DVD license and distribution rights on terms acceptable to us. Given the relative newness of the DVD format and its uncertain position in the home video software market, none of the major motion picture studios has granted exclusive licenses for its new releases and most popular catalogue titles. Instead, the major motion picture studios sell this programming directly to retailers, other distributors and us. Given that DVD is positioned to become a replacement for VHS (although it remains to be seen whether this will occur), we also compete with independent licensing and distribution entities from the VHS sector of the home video market. This is different from the LD market (which is a confirmed niche market) in which we face licensing and distribution competition from significantly fewer sources. We expect to be able to purchase DVD titles on a wholesale basis from all participating program suppliers for sale to our customers but we cannot assure you that we will be able to continue to do so if DVD program suppliers elect to sell direct, increase the number of entities distributing their programming or limit our access to their programming.

     Potential Inability to Compete Successfully with Other Forms of Home Video Entertainment. Both the LD and DVD formats compete with other forms of in-home entertainment, such as VHS, network, syndicated, cable and pay-per-view television and home satellite systems. The LD and DVD formats also compete with new and emerging technologies in the entertainment industry, such as entertainment programming on the Internet, video-on-demand, high-definition television, digital videotape and optical discs with greater storage capacity. These alternate forms of leisure-time entertainment and novel means of video delivery could negatively impact the overall market for LD and DVD sales and us. In addition, emerging technology may allow consumers to download audio or video programming directly to the consumer's home computer from the Internet and store such products on a recordable disc. The development and advancement of such technology into a viable alternative to purchasing LDs or DVDs could have a material adverse effect on our business, prospects, results of operation and financial condition.

     Dependence on Sales to Our Largest Customers. Our aggregate sales to our three largest customers (Norwalk Record Distributors, Ken Crane's Home Entertainment and Musicland) accounted for approximately 31% of our net sales for the fiscal year ended March 31, 1998. Any significant delay or reduction in orders from these customers or any nonpayment or late payment of amounts due by these customers could have a material adverse effect on our business, prospects, results of operations and financial condition.
We cannot assure you that these customers will continue their current buying patterns or that we will be able to maintain our current relationships with each of them. Further, if we complete the acquisition, our other large customers could consider us to be a more direct competitive threat to their businesses. If so, our customers may reduce the amount of product they purchase from us which may result in a material adverse effect on our business, prospects, results of operations and financial condition.

     Significant Operating and Net Losses; Uncertainty of Future Profitability. We incurred an operating loss of $9,089,000 and a net loss of $9,581,000 for the fiscal year ended March 31, 1998. We cannot assure you that we will achieve or sustain profitability, and we may have significant or increasing operating and net losses in the future. Our losses during the 1998 fiscal year were primarily a result of DVD's continued negative impact on LD programming sales. In addition to decreased net sales due to the decline in LD sales, we experienced a rapid decline in the net realizable value of our LD-related assets due to DVD's negative impact. Our decline in net sales was partially offset by sales from our distribution of DVD programming. Our ability to increase revenues and achieve profitability and positive cash flow will depend upon our ability to transition from LD sales to DVD sales and our ability to increase DVD programming sales and procure DVD license and distribution rights. See "-Potential Inability to Continue to Secure DVD Rights and Distribution" above for a discussion about risks associated with our ability to compete successfully in the DVD market.

     The Rapid Decline of the LD Industry Has Adversely
Affected Our Business. Due to the growth of the market for DVDs, LD programming sales decreased significantly during the fiscal year ended March

31, 1998.  The decrease in LD
programming sales has had a significant adverse impact on our business operations and profitability, and we incurred substantial losses during fiscal 1998 due largely to this decrease. We cannot assure you that the LD market will stabilize or improve at any time in the future or that we will be able to distribute LDs profitably at any time in the future. See "-Potential Inability to Sustain LD Business During Transition Period Caused by DVD" below for a discussion about risks associated with our ability to sustain our core LD business and "-Significant Operating and Net Losses; Uncertainty of Future Profitability" above for a discussion about our recent losses resulting from the decline in our LD business.

     Delays in Opening the New Distribution Facility.  The
Company has experienced delays in opening its new automated distribution facility in Las Vegas, Nevada due to delays in customizing the software used to manage the distribution system. Programmers from the software vendor have been working to finalize the software package. We currently expect that the distribution center will be operational to distribute some new releases by the end of the year, and that all new releases will be shipping from the new facility by the end of January 1999. We currently expect the distribution facility to be capable of shipping all product
(new releases and catalog titles) by the end of February 1999.
However, we cannot assure you that the distribution facility will actually become operational by these dates or that the automated systems will operate as planned without further delay. To date, we have not experienced any material adverse effects from the delayed opening of the distribution facility because we continue to operate our existing distribution facility as usual. However, additional delays or any inability to correct problems that arise with the facility's automated systems after they become operational could have a material adverse effect on our business, prospects, results of operations and financial condition.

     Potential Inability to Sustain LD Business During Transition Period Caused by DVD. We cannot assure you that we will be able to sustain our core LD business until a transition can be made to DVD, if ever, or that LD program suppliers and LD hardware manufacturers will continue to support the LD format during the transition period. If we can successfully maintain our LD business during such a transition period, we cannot assure you that we will be able to license and distribute DVD programming with the same success we have experienced in the LD market, either generally or with the selection and pricing margins we currently offer our customers.

     Dependence on Growth of the DVD Market. Our business is increasingly dependent on the growth of the market for DVDs, which have not yet received mass market acceptance.
We believe that the lack of mass market acceptance of DVD is principally due to the following factors:

     - the lack of a consumer-priced recordable DVD player,

     -     the lack of an established rental market,

     - consumer confusion regarding the features, availability and potential of the format,

     - the large number of titles currently available on LD, and

     -     potential competition from the "DIVX" DVD format
           (see "Management's Discussion and Analysis of Financial Condition and Results of Operations-General-Potential
           Competing Format to DVD" in our Annual Report on form 10-K for the fiscal year ended March 31, 1998 for a discussion of the "DIVX" DVD format).

     All of these factors could impede the growth and acceptance of DVD. We cannot assure you that a rental market will develop or that a consumer-priced recordable DVD player (which could lead to greater mass-market appeal) will be available in the future. In addition, we cannot assure you that studios and program suppliers will release a wide variety of release and catalogue DVD titles to increase availability and therefore the appeal of the DVD format.

     Reliance on Vendors for LD/DVD Production and Replication. We expect to be able to continue using various outside vendors to author, compress and replicate marketable DVD titles for release under our exclusive DVD license agreements. Despite LD's decline, we also believe that we will be able to use several outside manufacturing facilities to replicate our LD products. However, we cannot assure you that our vendors will continue to provide such services at the same or higher level of quality and quantity, or that we will be able to access or afford alternative vendors for such services.

     Our Results of Operation Fluctuate Based on Seasonality and Variability. We have generally experienced higher sales of LDs and DVDs in the quarters ended December 31 and March 31 due to increased consumer spending associated with the year-end holidays and because most sales of a title occur in the first few months after its release. Accordingly, our revenues and results of operations may vary significantly from period to period, and the results of any one period may not be indicative of the results of any future periods.
This seasonality also causes our revenues to be concentrated in the last two quarters of the fiscal year. In addition to seasonality issues, other factors have contributed to variability in our LD and DVD net sales on a quarterly basis. These factors include:

     -     DVD's negative impact on LD sales,

     - the popularity of titles in release during the quarter,

     -     our marketing and promotional activities,

     -     our rights and distribution activities,

     - the extension, termination or non-renewal of existing license and distribution rights, and

     - general economic changes affecting the buying habits of our customers, particularly those changes affecting consumer demand for LD and DVD hardware and software.

     Our Stock Price Has Been Highly Volatile. The price of our common stock has historically fluctuated based on many factors. These factors include our operating results and financial condition, the perception of the value of our LD and DVD offerings, overall stock market conditions and the market for similar securities. In recent months, the volatility of our stock price has been even higher, as shown in the table below:

                                          Percentage Change
          Date          Closing Price     from Previous Date
                                                Listed
     March 31, 1998         $3.063               N/A
      July 17, 1998         $10.00          Increase 226%
    October 14, 1998        $3.125          Decrease 69%
    November 4, 1998        $5.50           Increase 76%

     See "Price Range of Common Stock" beginning on page 17 of this prospectus for additional information regarding the price range of our common stock.

     Dependence on Key Personnel. Our success greatly depends on the efforts of our executive management, including the President and Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer and General Counsel, and Senior Vice President of Sales, Marketing and Operations. In addition, our ability to operate the acquired business successfully will significantly depend on the services and contributions of Ken Crane, Jr., to whom we will make a one-time payment of $1.5 million upon the closing of the acquisition. Although we will enter into an employment agreement with Ken Crane, Jr. upon the closing of the acquisition, we cannot assure you that Ken Crane, Jr. will continue his employment for any specified period of time or that the success he enjoyed operating an independent company can be matched. Our business and operations may be adversely affected if one or more key executives or if Ken Crane, Jr. were to leave.

     Potential Adverse Effect on Market Price of Common Stock Resulting From Shares Eligible for Future Sale. Sales of substantial amounts of our common stock in the public market after this offering or the anticipation of such sales could have a material adverse effect on then-prevailing market prices. As of November 6, 1998, there were outstanding options, warrants and rights to purchase or acquire 2,761,505 shares of our common stock, including 2,564,352 that are exercisable within 60 days after such date. As of such date, Image Investors Co., our largest shareholder, had demand registration rights and piggyback registration rights (not applicable to this offering) relating to 4,696,378 shares of our common stock owned by it. See "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement dated July 29, 1998 and "Description of Capital Stock" below for additional information regarding registration rights.

Risks Associated with the kencranes.com Web Site and Retail
Sales over the Internet

     One of our principal business objectives is to increase our direct-to-consumer sales. To that end, we have recently agreed to acquire the acquired business, which includes the kencranes.com web site. If the acquisition is not completed, we intend to establish our own web site for the retail sale of DVDs and LDs. In either case, we will face the risks described below in operating a retail sales business over the Internet. If we do not complete the acquisition and instead develop a new web site for retail sales, we will also face the risks described under the heading "Risks Associated with Image Entertainment and this Offering - Use of Proceeds if We Do Not Complete the Acquisition" on page 4 above.

     Potential Inability to Compete Successfully in the Internet Commerce Industry. We cannot assure you that the kencranes.com web site will be able to compete successfully against current or future competitors. The market for commerce over the Internet is new, rapidly evolving and intensely competitive. We expect this competition to intensify in the future due in part to the minimal barriers to entry and the relatively low cost to launch a new web site. We will compete with a variety of other companies for sales of LDs and DVDs over the Internet. Some of these competitors can devote substantial resources to Internet commerce in the near future. The kencranes.com web site will also compete with traditional retailers of LDs and DVDs, including mail-order houses and video clubs.

     We believe that the principal competitive factors we will face in selling LDs and DVDs through the kencranes.com web site are brand recognition, selection, availability, price, effectiveness of advertising, customer service, technical expertise, convenience, accessibility, quality of search tools, quality of editorial and other site content and reliability and speed of fulfillment. Many of the current and potential competitors of the acquired business have large customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. In addition, some competitors may be able to obtain merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote more resources to web site and systems development than we can. The kencranes.com web site could suffer reduced operating margins and market share and brand recognition based on increased competition.

     Potential Inability to Keep Pace with Rapid
Technological Change. We cannot assure you that we will successfully use new technologies effectively or adapt the kencranes.com web site or the systems of the acquired business to customer requirements or emerging industry standards. The technology used in the Internet commerce industry changes rapidly. This rapid change results in the availability of many new products and services, new industry standards and frequent changes in user and customer requirements and preferences. The success of the kencranes.com web site will depend, in part, on our ability to do the following:

     - license leading technologies useful in the Internet sales business,

     - enhance the kencranes.com web site's existing services,

     - develop new services and technology that address the increasingly sophisticated and varied needs of our customers, and

     - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     Dependence on Continued Growth of Internet Commerce.
We cannot assure you that acceptance and use of the Internet and World Wide Web will continue to develop or that a sufficiently broad base of consumers will adopt and use the Internet and World Wide Web as a medium of commerce. Potential future revenues and profits from sales over the Internet substantially depend on the widespread acceptance and use of the Internet as an effective medium of commerce by consumers. Rapid growth in the use of and interest in the World Wide Web, the Internet and other on-line services is a recent phenomenon. For the kencranes.com web site to be successful, consumers who have historically used traditional means of commerce to purchase merchandise must accept and utilize novel ways of conducting business and exchanging information.

     If the Internet and other on-line services continue to experience significant growth in the number of users, the frequency of use or bandwidth requirements, the infrastructure for the Internet could be affected by capacity constraints. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of service activity. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and could adversely affect usage of the Internet. Our business, prospects, financial condition and results of operations could be materially adversely affected if use of the Internet does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet does not effectively support growth that may occur, or if the Internet does not become a viable commercial marketplace.

     Internet Commerce Security Risks. Secure transmission of confidential information over public networks is a significant barrier to Internet commerce. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise the security measures we employ to protect customer transaction data. In addition, concerns over the security of transactions conducted on the Internet and the privacy of users in general may inhibit the growth of Internet commerce. To the extent that our activities or the activities of third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate security-related problems and we cannot assure you that our security measures will prevent security breaches. Any compromise of our security systems could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

     Capacity Constraints; Risks Associated with System Development. A key element of our business strategy is to generate a high level of use of the kencranes.com web site. We believe that the satisfactory performance, reliability and availability of the kencranes.com web site and the related transaction-processing systems and network infrastructure will be critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels. Accordingly, if the acquisition is completed, we plan to upgrade or replace all of the systems that currently operate the kencranes.com web site and to integrate such systems with the new distribution facility. The upgrade and/or replacement of the systems may require substantial amounts of capital investment. We cannot assure you that we will be able to find sources for such capital on terms suitable to us. Any inability on our part to work out any technical problems in the upgrade or replacement of the kencranes.com web site's transaction-processing systems or the distribution center integration in a timely manner could have a material adverse effect on our business, prospects, financial condition and results of operations.

     Even if we are able to develop adequate transaction-processing systems and to integrate the kencranes.com web site with the distribution center in a timely manner, periodic system interruptions may occur on the kencranes.com web site. While we believe that we will be able to upgrade or install new hardware and software that will be sufficient to accommodate the anticipated traffic on the kencranes.com web site, we cannot assure you that periodic system interruptions will not occur even after the upgrade or installation. Any substantial increase in the volume of traffic on the kencranes.com web site or the number of orders placed by customers will require us to further expand and upgrade our technology, transaction-processing systems and network infrastructure. In addition, we are dependent upon web browser companies and Internet service providers for access to our products and services. Viewers have experienced and may in the future experience difficulties due to system or software failures or incompatibilities not within our control. Any system interruptions that result in the unavailability of the kencranes.com web site or reduced order fulfillment performance would reduce the volume of goods sold and the attractiveness of our product and service offerings and could have a material adverse effect on us.

     Legal Constraints in Operating on the Internet. We could be materially adversely affected by any new legislation or regulation or by the application or interpretation of existing laws to the Internet. Federal, state and foreign governmental organizations are currently considering many legislative and regulatory proposals. If a government authority were to adopt laws or regulations that cover Internet-related issues such as user privacy, pricing and characteristics and quality of products and services provided, the growth of the Internet could be adversely affected. This could lead to a decrease in demand for products offered over the Internet, including those that the kencranes.com web site offers, and could increase the cost of doing business on the Internet. In addition, we do not know how existing laws governing issues such as property ownership, copyright, trade secret, libel and personal privacy will be applied to the rapidly-changing Internet.

     Problems Relating to Year 2000 Non-Compliance of the kencranes.com Web Site. We are aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. We intend to install year 2000 compliant systems for the kencranes.com web site when we perform the hardware and software upgrades or replacements described above. However, we cannot assure you that we will be able to successfully install the new systems before the time necessary to avoid year 2000 related problems. In addition, we cannot assure you that the new systems will actually perform adequately when the year 2000 arrives. Because the kencranes.com web site's systems will depend on other systems that we do not control, any year 2000 compliance problems in such other systems could materially adversely affect the kencranes.com web site. Any system interruption in the kencranes.com web site resulting from year 2000 compliance problems could materially adversely affect our business, results of operations, financial condition and prospects.

                  ABOUT IMAGE ENTERTAINMENT

     Image Entertainment is the largest licensee and wholesale distributor of LDs in North America and has distributed a broad range of LD programming since 1983. With the March 1997 introduction of the DVD, a new optical disc format, to the consumer market, Image began distributing DVD titles on a non-exclusive wholesale basis and shortly thereafter began releasing exclusively licensed DVD programming in June 1997. Image's DVD sales are a rapidly growing part of its business. For the six months ended September 30, 1998, DVD sales represented approximately 42% of Image's net sales compared to approximately 13% during the same period in 1997. This is also a percentage increase compared to Image's fiscal year ended March 31, 1998, during which DVD sales represented approximately 21% of Image's net sales.

     Image distributes thousands of titles on LD and over 1,000 titles on DVD. These titles range from feature films and music videos to family, documentary and special interest programming. Image has exclusive agreements with Disney's Buena Vista Home Video, Playboy Home Video, Twentieth Century Fox Home Entertainment, Warner Home Video, New Line Home Video, Orion Home Video, The Criterion Collection and numerous other program suppliers. These agreements provide Image exclusive distribution rights to certain LD titles.
In addition, Image has exclusive agreements with Universal (50 titles), Orion (12 titles), Playboy (all output) and numerous other program suppliers granting Image exclusive distribution rights to certain DVD titles. Image also distributes LDs and DVDs on a non-exclusive basis. Image is actively pursuing additional DVD license and distribution rights. Where Image is unable to secure such rights, it will attempt to purchase and distribute DVD programming on a non-exclusive wholesale basis.

     On August 20, 1998, Image's wholly-owned subsidiary ("Image/KC") agreed to acquire certain assets and liabilities of the acquired business from the seller, Ken Crane's Magnavox City, Inc. The acquired business consists of the kencranes.com web site, a mail-order catalog business and a lease of an approximately 8,000 square foot retail store located in Westminster, California. The acquired business had net sales of approximately $16.9 million for its fiscal year ended July 31, 1998. Image believes that the acquisition will enable it to increase its public presence by reaching its customers directly through the kencranes.com web site. The closing of the acquisition, currently expected to be completed late in Image's third fiscal quarter or early in its fourth fiscal quarter, is contingent on Image raising sufficient funds to make all payments required in connection with the acquisition. See "Recent Developments-The Acquisition" and "Use of Proceeds." The acquired business has historically been one of Image's largest customers. During the fiscal year ended March 31, 1998, Image had net sales to the acquired business of approximately $8.1 million, representing approximately 10.7% of Image's net sales during such period. During the six months ended September 30, 1998, Image had net sales to the acquired business of approximately $3.2 million, representing approximately 10.2% of Image's net sales during such period.

     Image has not paid any cash dividends on its common stock in recent years and does not anticipate that it will pay dividends in the foreseeable future. Image was incorporated in the State of Colorado in April 1975 as Key
International Film Distributors, Inc., adopted its present name in June 1983 and reincorporated into California in November 1989. Image maintains its executive offices at 9333 Oso Avenue, Chatsworth, California 91311 and its telephone number is (818) 407-9100.

     For additional information concerning Image, see the Annual Report on Form 10-K for the fiscal year ended
March 31, 1998, filed with the Securities and Exchange Commission on June 25, 1998, as amended by Amendment No. 1 thereto, filed with the Commission on November 30, 1998; the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998, filed with the Commission on November 12, 1998, as amended by Amendment No. 1 thereto, filed with the Commission on November 30, 1998; and the Proxy Statement dated July 29, 1998 delivered concurrently with this prospectus.

                     RECENT DEVELOPMENTS

The Pending Acquisition

     On August 20, 1998, our subsidiary Image/KC agreed to acquire certain assets and liabilities (as described more fully below) of the DVD and LD retail sales business of the seller. The acquired business, which sells LDs and DVDs through the kencranes.com web site, a mail-order catalog and an approximately 8,000 square foot retail store located in Westminster, California, had net sales of approximately $16.9 million for its fiscal year ended July 31, 1998. The acquired business has historically been, and currently is, one of Image's largest customers. During the fiscal year ended March 31, 1998, Image had net sales to the acquired business of approximately $8.1 million, representing approximately 10.7% of Image's net sales during such period. During the six months ended June 30, 1998, Image had net sales to the acquired business of approximately $3.2 million, representing approximately 10.2% of Image's net sales during such period. Accordingly, Image will eliminate all significant intercompany balances and transactions when it consolidates the financial position and results of operations of the acquired business with those of Image.

     Selected unaudited financial information regarding the acquired business for the year ended July 31, 1998 is as follows (in thousands)(1):

     Net sales                   $16,900

     Cost of goods sold          $16,428(2)
                                 -------
     Net Income                  $   472
                                 =======
--------------------
     (1) The financial information is unaudited; however, the information for the acquired business gives effect to all adjustments (which include normal recurring accruals) necessary, in the opinion of management of the acquired business, to present fairly the selected financial information for the year ended July 31, 1998.

     (2) Includes purchases from Image aggregating $8,069, which are marked-up by various percentages and then sold to consumers by the acquired business.

     Image believes that the acquired business will generate future operating benefits by providing a wider distribution channel for Image's products in the form of increased access to Internet, mail order and retail. The net assets of the acquired business are expected to be minimal. Accordingly, a significant portion of the purchase price will be allocated to intangible assets including goodwill and covenants not to compete. The allocation of the purchase price, including the intangible assets, will be based upon the estimated fair values of the respective assets. The goodwill will be amortized over a 15 year period and the covenants not to compete will be amortized over 5 years, except that the value assigned to the consulting agreements described below for Pamela Crane and Casey Crane will be amortized over the one-year life of those agreements.

     Image believes that the acquired business will be able to take advantage of the growing level of commerce conducted over the Internet. Aggregate product sales made over the World Wide Web in 1997 reached approximately $3.4 billion, representing an increase of approximately 216% from 1996.
In addition, Image expects that by March 1999, the kencranes.com web site will be integrated with Image's new automated distribution facility in Las Vegas, Nevada (currently expected to be shipping product by December 31, 1998), which Image believes will provide increased efficiency in general, including the ability to fulfill and ship orders quickly. Image believes this will be a key feature in ensuring customer satisfaction and customer loyalty and that it will ultimately result in increased traffic volume on the kencranes.com web site and an increased volume of orders.

     The kencranes.com web site differs from Image's current web site at www.Image-Entertainment.com because visitors to the kencranes.com web site can purchase LDs and DVDs directly from the kencranes.com web site. The kencranes.com web site lists retail prices, has "shopping cart" and "check out" features, allows for consumer interaction via e-mail, lists over 10,000 items that can be purchased directly from the site and provides synopses of each such item. Image's existing web site does not sell product, but rather simply provides information regarding Image, its new releases (and suggested retail prices of same) and other general Company and industry news.

     The Asset Purchase Agreement dated as of August 20,
1998 between the seller and Image/KC, as amended (the
"Purchase Agreement"), contains the following material provisions:

     - Image/KC will acquire certain assets of the seller, including, among other things:

           - all rights to the kencranes.com web site and the seller's mail-order business,

           - all leasehold interests (and fixtures and improvements) of the acquired business
                (including the Westminster store),

           -    all of the acquired business's inventory
                (other than adult entertainment titles),

           - all of seller's rights under certain license and distribution agreements, and

           - all of seller's intangible property rights relating to the acquired business.

     - Image/KC will receive an exclusive, irrevocable, royalty-free license to use the "Ken Crane's" name and its derivatives in connection with the acquired business and no other person (including the seller) may use the name in a similar context.

     - Image/KC will pay the seller $3 million in cash, of which $500,000 will be held in escrow for 90 days and will be paid to the seller in full only if no claims for indemnity arise prior to the expiration of the 90-day period.

     - Image will issue to the seller $2,000,000 worth of its common stock, or 258,370 shares, based on the average closing price of the common stock for the 10 trading days prior to the signing of the Purchase Agreement.

     - Image/KC will assume: (1) certain trade payables of the seller (the amount of which will be offset by the value of a portion of the assets acquired), (2) the seller's obligations under the Westminster store lease, and (3) the seller's obligations with respect to certain of its LD and DVD suppliers.

     In addition, the Purchase Agreement requires that Ken Crane, Jr. execute an employment agreement with Image/KC upon the closing of the acquisition. Upon doing so, Ken Crane, Jr. will become the Vice President - General Manager of Image/KC and will receive a one-time signing bonus of $1.5 million (which Image will record as a component of the purchase price). Ken Crane, Jr. has over 13 years of experience in the optical disc retail sales business and has been primarily responsible for building the acquired business. Ken Crane, Jr.'s employment agreement will also include the following material terms:


     - A five-year term, renewable by Image/KC for up to two additional one-year terms,

     - Ken Crane, Jr. will receive a salary of $150,000 per year (with 5.0% cumulative annual increases),

     - Ken Crane, Jr. will receive a bonus equal to the sum of (1) 0.40% of annual net revenues of Image/KC plus (2) 5.0% of Image/KC's pre-tax profits (which will be determined by adjusting the operating income of Image/KC (after any extraordinary items, as defined) to reflect particular income and/or expense items, including, without limitation, inter-company allocations of corporate overhead, as defined), and

     -     Standard non-compete terms preventing Ken Crane,
           Jr. from competing with Image/KC during the term of his employment.

     The total purchase price for the acquired business is as follows (in thousands):

         Cash payments to seller            $3,000
         Common Stock of Image
           issued to the seller             $2,000
         Signing bonus paid to Ken
           Crane, Jr.                       $1,500
         Consulting payments to
           Pamela and Casey Crane           $  500
         Costs and expenses                 $  300
                                            ------
                                            $7,300
                                            ======

     Ken Crane, Jr. will oversee day-to-day management of the retail sales business of Image/KC. Pursuant to consulting agreements to be executed with Image/KC, which will include standard confidentiality and non-compete terms during the term of the agreements, Pamela Crane and Casey
Crane, the sister and brother of Ken Crane, Jr., will also each receive payments totaling $250,000 (which will be paid half at closing and half in January 1999 and will be recorded as a component of the purchase price) for their consulting services pursuant to consulting agreements that include confidentiality and non-compete provisions.

     The Purchase Agreement grants the seller an exchange right with respect to the common stock being issued to the seller in the event that Image, through a subsidiary, undertakes an underwritten, registered public offering of the stock of a company that owns the assets of the acquired business within one year after the closing of the acquisition. In that event, the seller would have the right, subject to applicable legal limits and conditioned upon the closing of such offering, to exchange up to 50% of the shares of common stock acquired by the seller upon the closing of the acquisition, for shares of such company based on a pricing formula established in the Purchase Agreement.

     The Purchase Agreement includes standard representations and warranties by the seller regarding the acquired business and mutual indemnification obligations of the parties, as well as standard closing conditions
(including obtaining the consent of certain of Image's lenders and Image's raising sufficient funds to make all required payments in connection with the acquisition). In addition, the seller has agreed not to compete with Image for a period of five years after the date of the closing of the acquisition in certain locations.

     The seller, d/b/a Ken Crane's Home Entertainment, is a family run business which was founded by Charles K. Crane. Charles K. Crane, the father of Ken Crane, Jr., has managed the business, either directly or through a family trust, since its inception. The seller's primary business has traditionally consisted of retail sales of home video and audio equipment through its hardware division. Ken Crane, Jr. has been involved in the family business since 1972, and in 1985 began selling LDs to the public and established the acquired business. Since that time, Ken Crane, Jr. has been primarily responsible for the management of the acquired business, overseeing its growth into its current status as a retail seller of LDs and DVDs through the various channels described above.

New Board Member

     On September 11, 1998, Image's shareholders elected M. Trevenen Huxley, 46, to serve as a director of Image. Mr. Huxley's election filled the vacancy created when Mr. Russ Harris passed away on July 31, 1998. In 1990, Mr. Huxley co-founded Muze, Inc., a provider of digital information about music, books and movies. From 1992 to March 1998, Mr.
Huxley served as the President and Chief Executive Officer of Muze, Inc. and is currently its Executive Vice President for Business Development. Mr. Huxley is also a member of Muze, Inc.'s Board of Directors. Muze, Inc. is a closely-held corporation which is controlled by John W. Kluge.
Stuart Subotnick also owns a minority interest in Muze, Inc. Messrs. Kluge and Subotnick, through Image Investors Co., are also the largest shareholders of Image.

Adoption of 1998 Incentive Plan

     Image's shareholders approved the Image Entertainment, Inc. 1998 Incentive Plan at the Annual Meeting of
Shareholders held on September 11, 1998. For a description of the material provisions of the 1998 Incentive Plan, see
"Proposal 2-Approval of 1998 Incentive Plan" beginning at page 16 of Image's Proxy Statement delivered with this prospectus. The complete text of the 1998 Incentive Plan has been filed as an exhibit to the electronic version of the Proxy Statement and can be reviewed on the Commission's web site at http://www.sec.gov.

New Employment Agreements for Management

     Image confirmed new employment agreements during November 1998 with each of Martin Greenwald, Cheryl Lee, Jeff Framer and David Borshell, which agreements would be effective from July 1, 1998 and would remain effective for a term of two years (subject to evergreen annual extensions thereafter absent at least six months advance notice of termination by either Image or the executive). In addition to the salary, bonus, allowance and stock award amounts described in the Proxy Statement, the new employment agreements provide for different benefits upon a termination of employment. Such benefits vary depending upon the reason for the termination and when it occurs. (Capitalized terms used but not defined below have the meanings assigned to them in the employment agreements.)

     If an employment agreement is terminated prior to the expiration of the Term and prior to a Change in Control "Without Cause" (which generally means for any reason other than (a) death or disability, (b) for Cause or (c) a voluntary termination), the executive will continue to receive base salary (and, for Mr. Greenwald, allowances) and bonus compensation earned, certain fringe benefits (including medical, dental, short and long-term disability and life insurance), and any options and other stock-based awards consistent with the terms of the awards (collectively, the "Aggregate Compensation"), through the remainder of the Term. The executive will also receive severance benefits consisting of an additional six months continuation of salary and insurance and a pro rata portion of any bonus payable for six months or for any partial fiscal year that has occurred prior to the expiration of the Term, whichever is greater (the "Severance Benefits"). If the employment agreement is terminated prior to the expiration of the Term but upon or after a Change in Control
(1) for any reason other than (a) death or disability, (b) for Cause or (c) a voluntary termination (other than a termination for "Good Reason"), or (2) by the executive for "Good Reason" (which generally includes a material reduction in duties, status, compensation or benefits, a material breach by Image, or a forced relocation), the executive will be entitled to the Aggregate Compensation for the longer of one year after the termination or through the expiration of the Term, plus the Severance Benefits.

     In addition, all unvested existing options granted to the executive will immediately vest if the agreement is terminated by Image "Without Cause", or by the executive for "Good Reason" after a Change in Control. Any unvested portion of the executive's Restricted Stock Unit Award that has not expired will vest immediately if the agreement is terminated by Image "Without Cause" within one year after a Change in Control, or less than three months prior to and in express anticipation of an announced Change in Control, but not earlier than December 6, 1998.

                       USE OF PROCEEDS

     If Image sells all 2,400,000 shares of its common stock being offered, the net proceeds to Image from such sale are estimated to be approximately $9.8 million (assuming an offering price to the public equal to $4.75 per share, the closing price of Image's common stock on November 24, 1998). Image intends to use $5 million of the net proceeds to make the payments required to be made upon the closing of the acquisition, including $3 million to the seller, $1.5 million to Ken Crane, Jr. upon the execution of his employment agreement and $250,000 to each of Pamela Crane and Casey Crane for consulting services to be rendered to Image/KC. Additional net proceeds will be used for general corporate and working capital purposes.

     If Image does not receive net proceeds from this offering and from alternative financing sources to raise funds in an amount sufficient to close the acquisition, Image intends to use approximately $1.6 to $2.0 million of the proceeds to develop and operate a new web site for retail sales of LDs and DVDs. Image intends to use the balance of the proceeds for the acquisition of additional exclusive DVD rights and for general corporate and working capital purposes.

                 PRICE RANGE OF COMMON STOCK

     Image's common stock is traded on the Nasdaq National Market System under the symbol "DISK" and has been included on the Nasdaq National Market System since February 19, 1991. The following table sets forth the high and low closing prices for Image's common stock as reported on the Nasdaq National Market System since the beginning of Image's 1997 fiscal year.


     Quarter Ended                           High       Low

     December 31, 1998 (through
       November 24, 1998)                    $ 5.50     $3.125
     September 30, 1998                       10.00      3.25
     June 30, 1998                             7.50      3.313

     March 31, 1998                            4.375     3.00
     December 31, 1997                         4.875     3.1875
     September 30, 1997                        4.125     3.00
     June 30, 1997                             4.375     3.3125

     March 31, 1997                            5.125     3.375
     December 31, 1996                         5.125     3.00
     September 30, 1996                        6.00      4.75
     June 30, 1996                             7.9375    5.875

          SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected historical financial data of Image presented below as of and for the years ended March 31, 1994 through 1998 are derived from the consolidated financial statements of Image, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The summary historical financial data of Image presented below as of September 30, 1998 and 1997 and for the six months ended September 30, 1998 and 1997 are derived from unaudited consolidated financial statements of Image that, in the opinion of management, contain all necessary adjustments of a normal recurring nature to present the financial statements in conformity with generally accepted accounting principles. The consolidated financial statements of Image as of March 31, 1998 and 1997 and for each of the years in the three-year period ended March 31, 1998 and the independent auditors' report thereon are contained in Image's Annual Report. The consolidated financial statements of Image as of September 30, 1998 and for the six months ended September 30, 1998 and 1997 are contained in Image's Quarterly Report. Operating data for the six months ended September 30, 1998 is not necessarily indicative of results for the entire year. The historical consolidated financial statements and related notes and "Management's Discussion and

Analysis of Financial Condition and Results of Operations" included in the Annual Report and the Quarterly Report should be read along with this Selected
Historical Financial Information.

==============================================================
==================================================
Statement of Operations Data
(in thousands, except per           Six months ended
share data)                           September 30,
Fiscal year ended March 31,
                                 ---------------------   -----
--------------------------------------------------
                                   1998        1997
1998         1997        1996       1995        1994
                                 ---------  ---------   ------
---   ---------   ---------   ---------   --------
Net sales                        $30,974    $33,314
$75,516     $85,650     $95,086     $85,591     $65,578
Operating costs and expenses      31,140     33,416
84,605<1>   83,399<2>   86,926      77,851      60,576
Operating income (loss)             (166)      (102)
(9,089)      2,251       8,160       7,740       5,002
Interest expense                    (354)      (332)
(662)       (415)       (155)     (1,184)     (2,336)
Interest income                       48         53
118         231         337         518         487
Other expense                         -          -           -
(662)<3>      -           -           -
Amortization of deferred
financing costs                       -          -           -
-           -         (111)       (270)
Net gain on insurance settlement      -          -           -
-           -          742         960
Income (loss) before income taxes
and extraordinary item              (472)      (381)
(9,633)      1,405       8,342       7,705       3,843
Income tax (expense) benefit         (11)         6
52        (433)       (743)       (175)       (104)
Income (loss) before
 extraordinary item                 (483)      (375)
(9,581)        972       7,599       7,530       3,739
Extraordinary item, net of taxes      -          -           -
(127)<4>      -      (1,219)<4>    (378)<4>

Net income (loss)               $   (483)      (375)
(9,581)        845       7,599       6,311       3,361
Income (loss) per
share:
   Income (loss) before
   extraordinary item
      Basic                         (.04)      (.03)
(.71)        .07         .56         .57         .30
      Diluted                       (.04)      (.03)
(.71)        .07         .51         .48         .26
   Net income (loss)
      Basic                         (.04)      (.03)
(.71)        .06         .56         .48         .27
      Diluted                       (.04)      (.03)
(.71)        .06         .51         .40         .23
   Weighted average number
   of shares outstanding
      Basic                       13,526     13,457
13,471      13,504      13,569      13,255      12,347
      Diluted                     13,526     13,457
13,471      13,836      14,802      15,641      14,392

Balance Sheet Data(in thousands)
                                 As of September 30,
As of March 31,
                                ---------------------   ------
--------------------------------------------------
                                   1998        1997     1988
1997        1996        1995        1994
                                ----------  ---------  -------
-    ---------   ---------   ---------  ----------
Total assets                    $ 37,465   $ 42,553    $
33,781    $ 46,448    $ 39,406    $ 33,491    $ 42,526
Total liabilities                 29,093     24,518
25,116      28,397      18,880      16,818      31,412
Net shareholders' equity           8,372     18,035
8,665      18,051      20,526      16,673      11,114
==============================================================
==================================================

<1> Includes non-cash charges of $8,133,000 and $4,246,000
to reduce the carrying value of Image's LD inventory to its net realizable value and to provide for estimated losses on LD license and exclusive distribution agreements, respectively. Also includes a non-recurring charge of $825,000 related to the closure of Image's subsidiary, U.S.
Laser Video Distributors, Inc., of which $202,000 is composed primarily of fees and expenses associated with facility lease termination and employee severance payments, and $623,000 (a non-cash charge) is composed of the write-off of unamortized facility leasehold improvements and goodwill.

<2> Includes non-cash charges of $1,964,000 and $1,946,000
to reduce the carrying value of Image's LD inventory to its estimated net realizable value and to provide for estimated doubtful accounts receivable, respectively.

<3> Other expense represents a non-recurring charge composed primarily of legal and accounting fees associated with the termination of acquisition negotiations.

<4> Extraordinary item is composed of costs associated with
early retirement of debt, net of related taxes of $56,000, $34,000, and $10,000 for fiscal 1997, 1995 and 1994, respectively.


                    CERTAIN TRANSACTIONS

     Upon consummation of the acquisition, Image/KC will pay $3 million in cash to the seller and will cause Image to issue 258,370 shares of its common stock to the seller, of which the Crane Family Trust, dated December 22, 1984 (the "Trust"), a revocable trust, is the sole shareholder. Charles K. Crane, the father of Ken Crane, Jr., is the sole trustee of the Trust. Ken Crane, Jr., Pamela Crane (the sister of Ken Crane, Jr.) and Casey Crane (the brother of Ken Crane, Jr.) are the sole beneficiaries of the Trust. Upon the closing of the acquisition, Ken Crane, Jr. will execute an employment agreement with Image/KC, will become the Vice President - General Manager of Image/KC and will receive a signing bonus, an annual salary and a bonus based on Image/KC's performance. In addition, Pamela Crane and Casey Crane will each receive payments of $250,000 (half upon the closing of the acquisition and half in January
1999) for consulting services. See "Recent Developments - The Acquisition" and "Use of Proceeds."

     See "Certain Transactions" in Image's Proxy Statement for additional information with respect to related party transactions.

                DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Image consists of 25,000,000 shares of common stock, no par value per share, and 3,365,385 shares of preferred stock, $1 par value per share. As of November 6, 1998, 13,551,038 shares of common stock were outstanding and held of record by approximately
1,665 holders. No shares of preferred stock are issued and outstanding as of the date hereof.

     The following description of Image's capital stock is a summary of its material terms. It is not complete and is subject in all respects to applicable California law and to the provisions of Image's Restated Articles of Incorporation ("Restated Articles") and Bylaws, copies of which have been incorporated by reference as exhibits to the Registration Statement of which this prospectus is a part.

Common Stock

     Subject to the rights of the holders of any preferred stock which may be outstanding, each holder of common stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of Image's assets after the payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders. The holders of common stock have cumulative voting rights with respect to the election of directors to the extent provided in Section 708 of the California General Corporation Law. Except as described below, there are no preemptive, subscription, conversion or redemption rights pertaining to the shares of common stock.

     As of November 6, 1998, there were 2,564,352 shares of common stock underlying options, warrants and other conversion rights exercisable within 60 days of such date. Included in such options, warrants and conversion rights are 1,379,310 shares of common stock, subject to anti-dilution adjustments, issuable upon conversion of a $5 million loan made by Image Investors Co. ("IIC") to Image pursuant to a Credit Agreement (the "Credit Agreement") dated as of September 29, 1997 between Image and IIC. The Credit Agreement provides IIC with demand and piggyback registration rights with respect to all of such shares of common stock. IIC also has demand and piggyback registration rights with respect to: (1) 3,293,680 shares of common stock beneficially owned by it, and (2) an additional 23,388 shares of common stock that IIC may acquire upon exercise of certain anti-dilution rights granted to it pursuant to a Stock Purchase Agreement dated as of December 29, 1987, as amended (the "12-29-87 Agreement"). IIC's piggyback registration rights are applicable only when Image offers shares in a registered offering on behalf of another shareholder of Image. The 12-29-87 Agreement also provides IIC and certain other investors with anti-dilution protection allowing them to acquire additional shares of common stock of Image in an amount necessary to maintain their respective percentage ownership interest in Image. These rights are triggered if, among other things, shares of common stock of Image are sold for less than 80% of fair market value or rights to purchase common stock for less than 80% of fair market value are sold. According to Image's records, as of September 25, 1998, these rights apply to shares of common stock amounting to up to approximately 13.3% of the total shares of outstanding common stock. Investors who have anti-dilution rights under the 12-29-87 Agreement also have registration rights with respect to shares issued pursuant to such anti-dilution rights. Such registration rights apply to 32,746 shares issuable upon outstanding anti-dilution rights (including the 23,388 shares issuable to IIC as described above). The anti-dilution rights under the 12-29-87 Agreement expire on July 7, 2002. See Note 12 of the Notes to the financial statements in Image's Annual Report.

     Image has not paid dividends on its common stock in recent years and does not anticipate that it will pay dividends in the foreseeable future. In addition, the terms of certain of Image's loan agreements impose restrictions on its ability to pay dividends on its common stock. All of the outstanding shares of common stock are fully paid and non-assessable, and these shares of common stock will be fully paid and non-assessable when issued.

Preferred Stock

     Image is authorized to issue 3,365,385 shares of preferred stock, $1 par value per share. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, or the designation of such series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Image without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, Image has no outstanding preferred stock and does not plan to issue any preferred stock.

Anti-Takeover Provisions

     Certain provisions of Image's Restated Articles and
Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. The following is a brief summary of these anti-takeover provisions:

- The Restated Articles authorize the Board of Directors to issue and to establish the series, rights, preferences and limitations of up to 3,365,385 shares of preferred stock without shareholder approval.

- The Bylaws limit the ability of persons other than the Board of Directors to call special meetings of the shareholders.

- The Bylaws require that the Board of Directors consist of a minimum of four (4) and a maximum of seven (7) directors. The provision establishing the minimum number of directors may not be amended if the votes cast against such an amendment are equal to or greater than 16-2/3 % of the outstanding shares entitled to vote. No amendment may change the maximum number of authorized directors to a number greater than two times the stated minimum number of directors minus one. No reduction of the authorized number of directors has the effect of removing any director before the expiration of such director's term of office.

- The Bylaws require advance notice of nominations, other than by the Board of Directors, for elections of directors.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for Image's common stock is American Securities Transfer & Trust, 938 Quail
Street, Suite 101, Lakewood, Colorado 80215.

                    PLAN OF DISTRIBUTION

     The common stock is being offered for sale by Image on a best efforts basis to a limited number of accredited investors. MDB Capital Group LLC, the underwriter, has been retained pursuant to a Placement Agent Agreement to act as the exclusive agent for Image in connection with the arrangement of offers and sales of the common stock on a best efforts basis.

     The underwriter is not obligated to, and does not intend itself to, take (or purchase) any of the shares of common stock being offered. The underwriter intends to obtain indications of interest from potential investors for the purchase of the shares being offered and will use its best efforts to sell all 2,400,000 shares. Image intends to request effectiveness of the Registration Statement either (1) when the underwriter has received indications of interest for all 2,400,000 shares, or (2) if the underwriter does not receive indications of interest for all 2,400,000 shares, at such time prior to the termination of this offering as the underwriter and Image deem appropriate. Although the underwriter is not required to sell any minimum number of shares, Image and the underwriter believe that the Registration Statement becoming effective at or about the time when the underwriter has received indications of interest for all of the shares will prove attractive to potential investors who will receive registered shares at or about the time of payment. Investors' funds will not be accepted prior to effectiveness of the Registration Statement. Notifications of intentions to purchase and definitive prospectuses will be distributed to all investors at the time of pricing, informing investors of the settlement date, which will be scheduled for three business days after pricing. Once the shares to be sold have been allocated by the underwriter and Image, investors will receive confirmation of the acceptance or rejection of their indication of interest and trades will be settled on the scheduled settlement date, on a delivery versus payment basis for institutional accredited investors through the underwriter's clearing firm. Accredited investors other than institutional accredited investors will be required to establish securities accounts with the underwriter and to settle the transaction on the scheduled settlement date. This offering will continue until such time as Image and the underwriter agree that enough indications of interest have been received.
The underwriter reserves the right to withdraw, cancel, modify or reject an order for the purchase of shares in whole or in part for any reason and Image reserves the right to terminate this offering at any time.

     The offering price for the common stock offered hereby was determined by Image and the underwriter based primarily on the closing price of $____ for Image's common stock on __________, 1998. In determining the offering price, Image and the underwriter also considered general market conditions, trading volume of Image's common stock and overall demand for this offering.

     The underwriter will receive a commission equal to 8.0% of the gross proceeds received by Image upon the sale of these securities, except that the commission will be reduced to 4.0% for the sale of shares to Image Investors Co., Image's largest shareholder, or its affiliates. The underwriter may allow to certain dealers who are members of the National Association of Securities Dealers concessions of not in excess of 5.0%. Image has agreed to pay to the underwriter, on a non-accountable basis, 2.0% of the gross proceeds ($228,000 assuming the sale of 2,400,000 shares at $4.75 per share, the closing price of Image's common stock on November 24, 1998) from the sale of the shares to cover the underwriter's out-of-pocket expenses, including, without limitation, counsel fees. Image has also agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

                        LEGAL MATTERS

     The validity of the shares of common stock being offered will be passed upon for Image by O'Melveny & Myers
LLP, Los Angeles, California. Certain legal matters will be passed upon for the underwriter by Resch Polster Alpert &
Berger LLP, Los Angeles, California.

                           EXPERTS

     The financial statements of Image Entertainment, Inc., as of March 31, 1998, and for each of the years in the three-year period ended March 31, 1998, have been incorporated herein by this reference and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by this reference, and upon the authority of said firm as experts in accounting and auditing.

                    AVAILABLE INFORMATION

     Image is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files periodic reports and other information with the Commission relating to its business, financial statements and other matters. These periodic reports may be inspected at the Commission's principal offices at 450 Fifth Street, NW, Washington, D.C.
20549. Information on the operation of the Commission's reference room may be obtained by calling the Commission at
(800) SEC-0330. Copies of these materials may be obtained from the Commission's offices at prescribed rates set by the Commission. Some of Image's reports and registration, proxy and information statements that have been filed with the Commission through the Electronic Data Gathering,
Analysis and Retrieval System are publicly available through the Commission's web site (http://www.sec.gov).
Some information, reports and proxy statements of Image are also available for inspection at the offices of the Nasdaq Market Reports Section, 1735 K Street, Washington,
D.C. 20006.

     We have not authorized any dealer, salesperson or other individual to give any information or to make any representations in connection with this offering except for those contained in or incorporated into this prospectus.
You should not rely on any information provided to you or representations made to you except as contained in or incorporated into this prospectus. There may have been changes in the affairs of Image since the date of this prospectus. You should not imply that the information contained in or incorporated into this prospectus has been updated even though it is delivered to you, or your purchase of shares occurs, after the date of this prospectus. We are not offering shares or soliciting offers to buy shares to or from anyone in any State in which such offer or solicitation is not authorized or in which we are not qualified to do so. We are not offering shares or soliciting offers to buy shares to or from anyone to whom it is unlawful to make such offer or solicitation.

     INCORPORATION OF CERTAIN INFORMATION BY REFERENCE;
                         DELIVERIES

     Image's Annual Report on Form 10-K for the fiscal year ended March 31, 1998, filed with the Commission on June 25, 1998, as amended by Amendment No. 1 thereto, filed with the Commission on November 30, 1998; Image's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998, filed with the Commission on November 12, 1998, as amended by Amendment No. 1 thereto, filed with the Commission on November 30, 1998; and all other reports filed with the Commission by Image (File No. 0-11071) pursuant to Sections 13(a) or 15(d) of the Exchange Act since March 31, 1998 are incorporated herein by this reference.

     Concurrently with the delivery of this prospectus, Image is delivering to each person to whom a copy of this prospectus is delivered copies of the Annual Report, the Quarterly Report and Image's Proxy Statement dated July 29,
1998. Upon oral or written request therefor, Image will provide free of charge to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates by reference). Requests for any such documents should be made to Image Entertainment, Inc., 9333 Oso Avenue, Chatsworth,
California 91311, Telephone (818) 407-9100, Attention:
Corporate Secretary.

                 FORWARD LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements which we believe are within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the beliefs of Image's management as well as assumptions made by and information currently available to Image's management. When used in this document, the words "anticipate," "believe," "may," "estimate," "expect" and similar expressions, variations of such terms or the negative of such terms as they relate to Image or its management are intended to identify such forward-looking statements. Such statements are based on management's current expectations and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, Image's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Important factors that could cause or contribute to such difference include those discussed under "Risk Factors" in this prospectus and in the Annual Report. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their dates. Image undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Prospective investors should carefully consider the information set forth under "Risk Factors" in this prospectus.

                 [Image Entertainment Logo]

                           PART II

           INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     SEC registration fee                             $2,500
     NASD filing fee                                  $1,500
     Nasdaq listing application                       $17,500
     Printing and engraving expenses                  $10,000
     Accounting fees and expenses                     $75,000
     Legal fees and expenses                          $125,000
     Miscellaneous expenses                           $43,500

       Total                                          $275,000


Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Image has adopted provisions in its Restated Articles that eliminate liability of the directors of Image for monetary damages to the fullest extent permissible under California law and that authorize Image to provide for the indemnification of agents (as defined in Section 317 of the California General Corporation Law) of Image to the fullest extent permissible under California law. Article VI,
Section 1 of Image's Bylaws provides for indemnification of agents of Image to the fullest extent permissible under California law. Image's Bylaws establish that, for purposes of Article VI of the Bylaws, an agent is any person who is or was a director, officer employee or other agent of Image, or is or was serving at the request of Image as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a predecessor corporation of Image or of another enterprise at the request of such predecessor corporation.

     Under California law, indemnification for expenses, including amounts paid on settling or otherwise disposing of a threatened or pending action or defending against the same can be made in certain circumstances by action of Image through: (1) a majority vote of a quorum of Image's Board of Directors consisting of directors who are not party to the proceedings; (2) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (3) such court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, an agent can be indemnified even when found liable. Indemnification is mandatory where the agent's defense is successful on the merits. California law allows Image to make advances of expenses for certain actions upon the receipt of an undertaking that the agent will reimburse the corporation if the agent is found liable.

     Image maintains a directors' and officers' insurance and company reimbursement policy. With certain exceptions, the policy insures directors and officers against losses arising from certain wrongful acts in their capacities as directors and officers and reimburses Image for such loss for which Image has lawfully indemnified the directors and officers.

     Image has entered into Indemnity Agreements with its directors and officers. The Indemnity Agreements provide for the indemnification of each of Image's officers and directors in certain third-party proceedings and in certain proceedings by or in the name of Image. In addition, the Indemnity Agreements provide for the advance payment by Image of expenses incurred by an indemnitee in such proceedings.

     Image has also entered into employment agreements with certain of its officers that include indemnification provisions. The employment agreements provide for indemnification of such officers to the maximum extent permitted by law and require Image to maintain directors' and officers' liability insurance for the benefit of such officers under certain circumstances.

     The Placement Agent Agreement between Image and MDB
Capital Group LLC provides for indemnification of certain persons related to Image (including directors and officers) in certain limited circumstances.

     See Item 17 below for information regarding the position of the Commission with respect to the effect of any indemnification for liabilities arising under the Securities
Act.


Item 16.  EXHIBITS

Exhibit
Number                Description of Exhibit

1         Form of Placement Agent Agreement.

2.1* Asset Purchase Agreement dated as of August 20, 1998 by and between Image Newco, Inc. and Ken Crane's
          Magnavox City, Inc.

2.2* First Amendment to Asset Purchase Agreement dated as of October 3, 1998 by and between Image Newco, Inc.
          and Ken Crane's Magnavox City, Inc.

3.1       Restated Articles of Incorporation.  Filed as
          Exhibit 3.1 of Image's Form 10-K for the year ended March 31, 1995 and incorporated herein by this reference.

3.2 Bylaws. Filed as Exhibit 3.2 of Image's Form 10-K for the year ended March 31, 1995 and incorporated herein by this reference.

4*        Specimen Common Stock certificate.

5         Opinion of O'Melveny & Myers LLP, counsel to
          Image, as to the legality of the common stock offered hereby (including consent).

10.1 Image's Restated 1989 Incentive Stock Option Plan, as amended. Filed as Exhibit 10.1 of Image's Form 10-
          K for the year ended March 31, 1992 and
          incorporated herein by this reference.

10.2      Image's 1998 Incentive Plan.  Filed as Exhibit A of
          Image's Proxy Statement dated July 29, 1998 and incorporated herein by this reference.

10.3 Image's 1990 Stock Option Plan. Filed as Exhibit A of Image's Proxy Statement dated December 27, 1990 and incorporated herein by this reference.

10.4      Image's Restated 1992 Stock Option Plan.  Filed as
          Exhibit A of Image's Proxy Statement dated
          September 9, 1994 and incorporated herein by this reference.

10.5 Image's 1994 Eligible Directors Stock Option Plan and Form of Eligible Director Non-Qualified Stock
          Option Agreement.  Filed as Exhibit 10.4 of
          Image's Form 10-K for the year ended March 31,
          1995 and incorporated herein by this reference.

10.6 Form of Option Agreement dated October 15, 1991 between Image and Martin W. Greenwald. Filed as Exhibit
          10.3 of Image's 10-Q for the quarter ended
          September 30, 1991 and incorporated herein by this reference.

10.7      Option granted August 13, 1992 by Image to Cheryl
          Lee. Filed as Exhibit 10.12 of Image's Form 10-K for the year ended March 31, 1994 and incorporated herein by this reference.

10.8 Form of Option granted May 19, 1994 to Jeff Framer, Cheryl Lee and David Borshell. Filed as Exhibit
          10.24 to Image's Form 10-K for the year ended
          March 31, 1994 and incorporated herein by this reference.

10.9*     Eligible Director Non-Qualified Stock Option
          Agreement dated as of July 22, 1998 between Image and Stuart
          Segall.

10.10*    Eligible Director Non-Qualified Stock Option
          Agreement dated as of September 17, 1998 between Image and Mark Trevenen Huxley.

10.11* Form of Termination Agreement between Image and each of Martin W. Greenwald, Cheryl Lee, Jeff Framer and David Borshell (relating to the termination of their former employment agreements).

10.12* Employment Agreement dated as of July 1, 1998 between Image and Martin W. Greenwald.

10.13* Employment Agreement dated as of July 1, 1998 between Image and Cheryl Lee.

10.14* Employment Agreement dated as of July 1, 1998 between Image and Jeff Framer.

10.15* Employment Agreement dated as of July 1, 1998 between Image and David Borshell.

10.16*    Form of Performance Restricted Stock Unit Award
          Agreement (and related General Provisions) between
          Image and each of Martin W. Greenwald, Cheryl Lee,
          Jeff Framer and David Borshell (appended as
          Exhibit A to Exhibits 10.12 through 10.15).

10.17 Form of Indemnity Agreement between Image and its directors and officers. Filed as Exhibit F of Image's Proxy Statement dated September 5, 1989 and incorporated herein by this reference.

10.18 Stock Purchase Agreement among Image, Directors of Image and various Buyers dated December 29, 1987. Filed as Exhibit 4.3 of Image's Form 8-K dated December 29, 1987 and incorporated herein by this reference.

10.18.a Form of First Amendment dated July 7, 1992 to the Stock Purchase Agreement referenced in Exhibit
          10.18 above. Filed as Exhibit 10.5 of Image's Form 10-Q for the quarter ended September 30, 1992 and incorporated herein by this reference.

10.19 Stock Purchase Agreement among Image, Directors of Image and Image Investors Co. dated June 27, 1990. Filed as Exhibit 10.53 of Image's Form 10-K for the year ended March 31, 1990, and incorporated herein by this reference. Image and Image Investors Co. are also parties to the Stock Purchase Agreements dated July 14, 1988, November 30, 1988, January 11, 1989, February 14, 1989, May
          10, 1989 and June 20, 1990, which are virtually identical to this Exhibit (except for the number of shares of common stock purchased), and which were incorporated by reference therein. The number of shares purchased under the prior agreements were 85,124, 118,778, 297,977,
          1,187,783, 593,891 and 673,077, respectively.

10.20 Stock Purchase Agreement between Image and Image Investors Co. dated December 30, 1992, including Warrant. Filed as Exhibit 10.6 of Image's Form 10-Q for the quarter ended December 31, 1992 and incorporated herein by this reference.

10.21     Stock Purchase Agreement between Image and Stuart
          Segall dated as of July 12, 1995.  Filed as
          Exhibit 10.1 of Image's Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by this reference.

10.22 Stock Purchase Agreement between Image and Martin W. Greenwald dated as of June 27, 1996. Filed as
          Exhibit 10.2 of Image's Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by this reference.

10.23 Purchase and Sale Agreement between Image and LEI Partners, L.P. dated December 31, 1990. Filed as
          Exhibit 10.1 of Image's Form 10-Q for the quarter ended December 31, 1990 and incorporated herein by this reference.

10.24 Standard Industrial Lease for 9333 Oso Avenue, Chatsworth, California, dated December 1, 1993 and effective April 1, 1994, between Image and P&R Investment Company. Filed as Exhibit 10.1 of Image's Form 10-Q for the quarter ended December 31, 1993 and incorporated herein by this reference.

10.25 Standard Industrial Lease for 20350 Prairie Street, Chatsworth, California, dated December 1, 1993 and effective April 1, 1994, between Image and P&R Investment Company. Filed as Exhibit 10.2 of Image's Form 10-Q for the quarter ended December 31, 1993 and incorporated herein by this reference.

10.25.a   Surrender of Lease and Termination Agreement for
          20350 Prairie Street, Chatsworth, California, dated and effective February 2, 1998, between Image and P&R Investment Company. Filed as
          Exhibit 10.20.c of Image's Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.26 Agreement for Purchase and Sale dated June 5, 1996 between Airport Center Partnership and Image. Filed as Exhibit 10.19 of Image's Form 10-K for the year ended March 31, 1996 and incorporated herein by this reference.

10.27     Construction Agreement between Image and Carson
          Construction Management, Inc. dated as of November
          25, 1996.  Filed as Exhibit 10.23 of Image's Form
          10-K for the year ended March 31, 1997 and incorporated herein by this reference.

10.28     Business Loan Agreement between Image and Bank of
          America National Trust and Savings Association dated March 10, 1997. Filed as Exhibit 10.26 of
          Image's Form 10-K for the year ended March 31,
          1998 and incorporated herein by this reference.

10.28.a Amendment No. 1 dated as of February 4, 1998 to Business Loan Agreement between Image and Bank of America National Trust and Savings Association dated March 10, 1997. Filed as Exhibit 10.23.a of Image's Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.28.b   Amendment No. 2 dated as of June 29, 1998 to
          Business Loan Agreement between Image and Bank of America National Trust and Savings Association dated March
          10, 1997.  Filed as Exhibit 10.3 of Image's Form
          10-Q for the quarter ended June 30, 1998 and incorporated herein by this reference.

10.29     Lease Intended as Security between Image and BA
          Leasing & Capital Corporation dated March 19, 1997. Filed as Exhibit 10.24 of Image's Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.29.a (First) Amendment dated March 19, 1997 to Lease Intended as Security between Image and BA Leasing & Capital Corporation dated March 19, 1997. Filed as Exhibit 10.24.a of Image's Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.29.b   Second Amendment dated February 8, 1998 to Lease
          Intended as Security between Image and BA Leasing &
          Capital Corporation dated March 19, 1997. Filed as Exhibit

          10.24.b of Image's Form 10-K for the
          year ended March 31, 1998 and incorporated herein by this reference.

10.29.c Third Amendment dated September 25, 1998 to Lease Intended as Security between Image and BA Leasing & Capital Corporation dated March 19, 1997. Filed as Exhibit 10.1 of Image's Form 10-Q for the quarter ended September 30, 1998 and incorporated herein by this reference.

10.30 Agreement for Purchase and Sale dated May 13, 1998 between Image and Jackson-Shaw Company. Filed as
          Exhibit 10.25 of Image's Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.31     Loan Agreement between Image and Union Bank of
          California, N.A. dated as of December 17, 1996.
          Filed as Exhibit 10.20 of Image's Form 10-K for the year ended March 31, 1997 and incorporated herein by this reference.

10.31.a Amendment No. 1 dated as of February 5, 1997 to Loan Agreement dated as of December 17, 1996 by and between Image and Union Bank of California, N.A. Filed as Exhibit 10.20.A of Image's Form 10-K for the year ended March 31, 1997 and incorporated herein by this reference.

10.31.b Amendment No. 2 dated as of February 25, 1997 to Loan Agreement dated as of December 17, 1996 by and between Image and Union Bank of California, N.A. Filed as Exhibit 10.20.B of Image's Form 10-K for the year ended March 31, 1997 and incorporated herein by this reference.

10.31.c Amendment No. 3 dated as of September 27, 1997 to Loan Agreement dated as of December 17, 1996 by and between Image and Union Bank of California, N.A. Filed as Exhibit 10.26.c of Image's Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.31.d Amendment No. 4 dated as of October 31, 1997 to Loan Agreement dated as of December 17, 1996 by and between Image and Union Bank of California, N.A. Filed as Exhibit 10.26.d of Image's Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.31.e Amendment No. 5 dated as of January 28, 1998 to Loan Agreement dated as of December 17, 1996 by and between Image and Union Bank of California, N.A. Filed as Exhibit 10.26.e of Image's Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.31.f   Amendment No. 6 dated as of June 18, 1998 to Loan
          Agreement dated as of December 17, 1996 by and between Image and Union Bank of California, N.A.
          Filed as Exhibit 10.26.f of Image's Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.31.g Amendment No. 7 dated as of July 13, 1998 to Loan Agreement dated as of December 17, 1996 by and between Image and Union Bank of California, N.A. Filed as Exhibit 10.2 of Image's Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by this reference.

10.31.h Amendment No. 8 dated as of October 23, 1998 to Loan Agreement dated as of December 17, 1996 by and between Image and Union Bank of California, N.A. Filed as Exhibit 10.2 of Image's Form 10-Q for the quarter ended September 30, 1998 and incorporated herein by this reference.

10.32 Credit Agreement dated as of September 29, 1997 by and between Image and Image Investors Co. Filed as
          Exhibit 10.27 of Image's Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

15        Letter re: Unaudited Interim Financial Information.

23.1      Consent Letter of KPMG Peat Marwick LLP, Independent
          Certified Public Accountants.

23.2      Consent Letter of O'Melveny & Myers LLP, counsel to
          Image (included with Exhibit 5).

24*       Power of Attorney (included on page II-8).

--------------
  *Previously filed.

Item 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities
Act of 1933:

(1) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                         SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on December 16, 1998.

                            IMAGE ENTERTAINMENT, INC.,
                            a California corporation



                            By:  /s/ Martin W. Greenwald
                               -----------------------------
                                   MARTIN W. GREENWALD,
                                  Chairman of the Board,
                      Chief Executive Officer, President and Treasurer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                   Title                Date
/s/ Martin W. Greenwald
-----------------------     Chairman of the      December 16, 1998
Martin W. Greenwald         Board, Chief
                            Executive Officer,
                            President and
                            Treasurer
/s/ Jeff M. Framer
------------------------    Chief Financial      December 16, 1998
   Jeff M. Framer           Officer (Principal
                            Financial and
                            Accounting Officer)
          *
------------------------    Director             December 16, 1998
    Stuart Segall

          *
------------------------    Director             December 16, 1998
     Ira Epstein

          *
------------------------    Director             December 16, 1998
   M. Trevenen Huxley

-------------------------

*  By  /s/ Martin w. Greenwald
       ---------------------------------
            Martin W. Greenwald
             Attorney-in-Fact